Room 4561
						August 25, 2005



Mr. John E. McNulty
Chairman, President and
Chief Executive Officer
Secure Computing Corporation
4810 Harwood Road
San Jose, CA 95124

Re:	Secure Computing Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 11, 2005
      Form 10-Q for Fiscal Quarter Ended June 30, 2005
	Filed August 3, 2005
	File No. 000-27074


Dear Mr. McNulty:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Consolidated Balance Sheets and Consolidated Statements of Cash
Flows, pages 33 and 36

1. We note that you have reclassified certain amounts on your balance sheet and statement of cash flows for the period ended December 31,
2003 and that these reclassifications appear to be related to auction rate securities. The reclassification appears to have had a quantitatively material effect on your statement of cash flows but we note that you have not included specific disclosure regarding this reclassification and why it was made. Tell us more about this reclassification and explain to us why you did not believe disclosure was necessary.

Consolidated Statements of Operations, page 34

2. We note that you derive revenue from security and support services. To the extent service revenue is material, tell us how you considered Rules 5-03.1 and 5-03.2 of Regulation S-X with regards to your income statement presentation.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Revenue Recognition, page 37

3. You disclose that revenue from products is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collection is probable.
This
disclosure is general in nature and does not specifically address when revenue is recognized. Please tell us how you determine when each of your revenue recognition criteria has been met for product sales (i.e., licenses and hardware). Also, please explain to us when revenue from royalty arrangements is recognized.

4. Your disclosure indicates that you determine evidence of fair value based on "the approved price list and discount schedule and the actual prices charges for comparable arrangements." Explain to us how this represents vendor-specific objective evidence of fair value as defined by paragraph 10 of SOP 97-2. Explain why you believe a "comparable arrangement" is sufficient to establish VSOE of fair value for each element in an arrangement. As part of your response, describe how you determine VSOE for PCS and any other undelivered elements, particularly where you apply the residual method. Explain any circumstances under which VSOE for PCS differs from either the renewal rate and/or your published price lists.

5. We note your disclosure regarding the use of sell-through reporting for your "Safeword for Citrix" products. Please tell us whether you use sell-through reporting for all distributor or reseller sales or just for "Safeword for Citrix" sales. As part of your response, tell us about any return, price protection, rotation or similar rights you offer to your resellers or distributors. Explain how your revenue recognition policy disclosures reflect any such rights.

6. We note disclosure on page 38 that you have unbilled receivables.
Tell us more about the arrangements that result in these unbilled receivables and tell us how you have considered the collectibility criteria and/or the fixed or determinable criteria within paragraph 8 of SOP 97-2 when recognizing revenue. Tell us when they typically become billable and address the extent to which you have successfully billed and collected these amounts subsequent to the balance sheet date.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Item 4. Controls and Procedures, page 14

7. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that as of June 30, 2005, our disclosure controls and procedures were effective at the reasonable assurance level to ensure that information required to be disclosed in the Quarterly Report of Form 10-Q was recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission`s rules and forms." Tell us how your officers considered Exchange Act Rule 13a-15(e) concluding that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Lisa Mitrovich, Assistant Chief Accountant at (202) 551-3453 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. John E. McNulty
Secure Computing Corporation
August 25, 2005
Page 4